FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of December 2005

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-chome, Chuo-Ku, Tokyo 104-8222, Japan
             -------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Ricoh Company, Ltd.
                                              ------------------------------
                                              (Registrant)

                                              By:  /S/  Zenji Miura
                                              ------------------------------
                                              Zenji Miura
                                              Director,
                                              Corporate Executive Vice President
                                              and Chief Financial Officer

December 9, 2005


--------------------------------------------------------------------------------

RICOH COMPANY, LTD.

Interim Consolidated Financial Statements
For the six months ended September 30, 2005

This is an English translation of the Interim Securities Report (Hanki Hokokusho) for the six months ended September 30, 2005 pursuant to the Securities and Exchange Law of Japan.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED BALANCE SHEETS
September 30, 2004, 2005 and March 31, 2005

                                                                                  Millions of Yen
                                                                  -------------------------------------------------
                                                                   September 30,    September 30,      March 31,
A S S E T S                                                            2004             2005             2005
-------------------------------------------------------------------------------------------------------------------
Current Assets:
   Cash and cash equivalents                                             214,706          148,010          186,857
   Time deposits                                                             853              572            1,454
   Marketable securities                                                  51,119              145              138
   Trade receivables-
     Notes                                                                76,457           71,440           75,233
     Accounts                                                            338,870          386,758          396,150
     Less- Allowance for doubtful receivables                            (18,017)         (16,887)         (17,451)
   Current maturities of long-term finance receivables, net              159,407          173,501          166,636
   Inventories-
     Finished goods                                                       99,438          107,831          109,224
     Work in process and raw materials                                    52,355           59,937           58,141
   Deferred income taxes and other                                        55,161           55,439           53,365
-------------------------------------------------------------------------------------------------------------------
         Total current assets                                          1,030,349          986,746        1,029,747
-------------------------------------------------------------------------------------------------------------------

Property, Plant and Equipment, at cost:
   Land                                                                   43,326           47,371           43,077
   Buildings                                                             202,506          210,133          203,537
   Machinery and equipment                                               658,782          627,491          643,386
   Construction in progress                                               11,916           13,642           18,720
-------------------------------------------------------------------------------------------------------------------
                                                                         916,530          898,637          908,720
   Less- Accumulated depreciation                                       (678,773)        (641,780)        (661,310)
-------------------------------------------------------------------------------------------------------------------
                                                                         237,757          256,857          247,410
-------------------------------------------------------------------------------------------------------------------

Investments and Other Assets:
   Long-term finance receivables, net                                    377,229          405,788          391,947
   Investment securities                                                  20,846           32,315           31,154
   Investments in and advances to affiliates                              49,281           49,537           49,316
   Goodwill                                                               26,549           49,970           47,502
   Other intangible assets                                                45,185           81,766           69,414
   Lease deposits and other                                               90,259           85,608           87,179
-------------------------------------------------------------------------------------------------------------------
                                                                         609,349          704,984          676,512
-------------------------------------------------------------------------------------------------------------------
                                                                       1,877,455        1,948,587        1,953,669
===================================================================================================================

                                                                                 Millions of Yen
-------------------------------------------------------------------------------------------------------------------
                                                                   September 30,    September 30,      March 31,
LIABILITIES AND SHAREHOLDERS' INVESTMENT                               2004             2005             2005
-------------------------------------------------------------------------------------------------------------------
Current Liabilities:
   Short-term borrowings                                                  79,626           61,769           38,710
   Current maturities of long-term indebtedness                          128,242           85,541          144,808
   Trade payables-
     Notes                                                                26,519           31,438           29,686
     Accounts                                                            250,032          293,067          306,813
   Accrued income taxes                                                   26,994           30,852           24,074
   Accrued expenses and other                                            131,711          124,256          127,423
-------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                       643,124          626,923          671,514
-------------------------------------------------------------------------------------------------------------------

Long-term Liabilities:
   Long-term indebtedness                                                227,452          224,444          226,567
   Accrued pension and severance costs                                    87,017           92,458           92,672
   Deferred income taxes                                                  39,167           47,327           48,787
-------------------------------------------------------------------------------------------------------------------
                                                                         353,636          364,229          368,006
-------------------------------------------------------------------------------------------------------------------

Minority Interests                                                        50,415           51,761           51,151
-------------------------------------------------------------------------------------------------------------------

Commitments and Contingent Liabilities (Note 6)

Shareholders' Investment:
   Common stock;
     Authorized - 993,000,000 shares as of September 30, 2004 and
       March 31, 2005, and 1,500,000,000 shares as of
       September 30, 2005
     Issued - 744,912,078 shares as of September 30, 2004,
       September 30, 2005 and March 31, 2005                             135,364          135,364          135,364
   Additional paid-in capital                                            186,600          186,450          186,551
   Retained earnings                                                     544,581          620,034          584,515
   Accumulated other comprehensive income (loss)                         (24,095)         (15,521)         (21,963)
   Treasury stock at cost; 6,126,488 shares, 10,430,377 shares and 10,866,199 shares as of September 30, 2004, September
     30, 2005 and March 31, 2005, respectively                           (12,170)         (20,653)         (21,469)
-------------------------------------------------------------------------------------------------------------------
         Total shareholders' investment                                  830,280          905,674          862,998
-------------------------------------------------------------------------------------------------------------------
                                                                       1,877,455        1,948,587        1,953,669
===================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
For the Half Years Ended September 30, 2004, 2005 and Year Ended March 31, 2005

                                                                                   Millions of Yen
                                                                  -------------------------------------------------
                                                                     Half year        Half year           Year
                                                                       ended            ended             ended
                                                                   September 30,    September 30,       March 31,
                                                                       2004             2005              2005
-------------------------------------------------------------------------------------------------------------------
Net Sales                                                                876,003          923,020        1,814,108
Cost of Sales                                                            512,123          534,767        1,059,531
-------------------------------------------------------------------------------------------------------------------
         Gross profit                                                    363,880          388,253          754,577
Selling, General and Administrative Expenses                             306,122          321,346          619,071
-------------------------------------------------------------------------------------------------------------------
         Operating income                                                 57,758           66,907          135,506
-------------------------------------------------------------------------------------------------------------------
Other (Income) Expenses:
   Interest and dividend income                                            1,073            1,384            2,240
   Interest expense                                                       (2,316)          (2,195)          (4,684)
   Foreign currency exchange (gain) loss, net                              2,757            2,503            1,547
   Other, net                                                                792              808              774
-------------------------------------------------------------------------------------------------------------------
         Total                                                             2,306            2,500             (123)
-------------------------------------------------------------------------------------------------------------------
Income before Income Taxes, Minority Interests and Equity in
   Earnings of Affiliates                                                 60,064           69,407          135,383
Provision for Income Taxes:
   Current                                                                21,417           25,890           39,281
   Deferred                                                                2,362           (1,105)          11,353
-------------------------------------------------------------------------------------------------------------------
         Total                                                            23,779           24,785           50,634
-------------------------------------------------------------------------------------------------------------------
Minority Interests                                                         1,898            2,690            4,726
Equity in Earnings of Affiliates                                           1,434              935            3,120
-------------------------------------------------------------------------------------------------------------------
         Net Income                                                       35,821           42,867           83,143
===================================================================================================================

                                                                                         Yen
                                                                  -------------------------------------------------
Per Share of Common Stock:
     Net income                                                            48.48            58.40           112.64
-------------------------------------------------------------------------------------------------------------------
   Cash dividends per share                                                10.00            12.00            20.00
-------------------------------------------------------------------------------------------------------------------
Per American Depositary Share, each representing
  5 shares of common stock:
     Net income                                                           242.40           292.00           563.20
-------------------------------------------------------------------------------------------------------------------
   Cash dividends per share                                                50.00            60.00           100.00
-------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
For the Half Years Ended September 30, 2004, 2005 and Year Ended March 31, 2005

                                                                                  Millions of Yen
                                                                  -------------------------------------------------
                                                                     Half year        Half year           Year
                                                                       ended            ended             ended
                                                                   September 30,    September 30,       March 31,
                                                                       2004             2005              2005
-------------------------------------------------------------------------------------------------------------------
Common Stock:
   Beginning balance                                                     135,364          135,364          135,364
-------------------------------------------------------------------------------------------------------------------
   Ending balance                                                        135,364          135,364          135,364
-------------------------------------------------------------------------------------------------------------------
Additional Paid-in Capital:
   Beginning balance                                                     186,599          186,551          186,599
   Gain (Loss) on disposal of treasury stock                                   1             (101)             (48)
-------------------------------------------------------------------------------------------------------------------
   Ending balance                                                        186,600          186,450          186,551
-------------------------------------------------------------------------------------------------------------------
Retained Earnings:
   Beginning balance                                                     515,372          584,515          513,372
   Adjustment for change in fiscal year end of consolidated
    subsidiaries                                                             777               --              777
   Net income for the period                                              35,821           42,867           83,143
   Dividends declared and approved                                        (7,389)          (7,348)         (14,777)
-------------------------------------------------------------------------------------------------------------------
   Ending balance                                                        544,581          620,034          584,515
-------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income (loss):
   Beginning balance                                                     (30,272)         (21,963)         (30,272)
   Adjustment for change in fiscal year end of consolidated
    subsidiaries                                                          (1,665)              --           (1,665)
   Other comprehensive income (loss) for the period, net of tax            7,842            6,442            9,974
-------------------------------------------------------------------------------------------------------------------
   Ending balance                                                        (24,095)         (15,521)         (21,963)
-------------------------------------------------------------------------------------------------------------------
Treasury stock:
   Beginning balance                                                     (11,932)         (21,469)         (11,932)
   Purchase of treasury stock                                               (251)            (237)         (12,178)
   Sales of treasury stock                                                    13               52               49
   Issuance of treasury stock in exchange for subsidiary's stock              --            1,001            2,592
-------------------------------------------------------------------------------------------------------------------
   Ending balance                                                        (12,170)         (20,653)         (21,469)
-------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income for the period                                              35,821           42,867           83,143
   Other comprehensive income (loss) for the period, net of tax            7,842            6,442            9,974
-------------------------------------------------------------------------------------------------------------------
   Total comprehensive income for the period                              43,663           49,309           93,117
===================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Half Years Ended September 30, 2004, 2005 and Year Ended March 31, 2005

                                                                                    Millions of Yen
                                                                  -------------------------------------------------
                                                                     Half year        Half year           Year
                                                                       ended            ended             ended
                                                                   September 30,    September 30,       March 31,
                                                                       2004             2005              2005
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                             35,821           42,867           83,143
   Adjustments to reconcile net income to net cash
     provided by operating activities--
     Depreciation and amortization                                        36,963           39,812           78,201
     Equity in earnings of affiliates, net of dividends
       received                                                             (631)            (110)          (1,966)
     Deferred income taxes                                                 2,362           (1,105)          11,353
     Losses on disposals and sales of property, plant and
       equipment                                                           1,569            1,059            4,056
   Changes in assets and liabilities, net of effects from
    acquisition--
       (Increase) decrease in trade receivables                           27,001           15,508          (26,429)
       (Increase) decrease in inventories                                 (6,122)           1,624          (12,885)
       Increase in finance receivables                                   (20,876)         (17,194)         (30,294)
       (Decrease) increase in trade payables                             (20,386)         (12,414)          27,276
       Decrease in accrued income taxes and
         accrued expenses and other                                       (3,765)            (563)         (13,719)
       (Decrease) increase in accrued pension and severance
         costs                                                             1,332             (146)           4,307
   Other, net                                                              4,712            4,059            9,737
-------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                        57,980           73,397          132,780
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                      578              312              721
   Expenditures for property, plant and equipment                        (37,758)         (58,038)         (84,076)
   Payments for purchases of available-for-sale securities                (6,149)         (60,213)         (79,431)
   Proceeds from sales of available-for-sale securities                        5           62,788          118,120
   (Increase) decrease in time deposits, net                                 118              910             (511)
   Acquisition of subsidiaries, net of cash acquired                          --               --          (43,214)
   Other, net                                                              9,267           (7,675)          (7,807)
-------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                           (33,939)         (61,916)         (96,198)
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term indebtedness                                   24,917           35,776           72,206
   Repayment of long-term indebtedness                                   (33,832)         (54,169)         (60,613)
   (Decrease) increase in short-term borrowings, net                       9,099           20,654          (38,052)
   Proceeds from issuance of long-term debt securities                     9,000               --           18,000
   Repayment of long-term debt securities                                (18,000)         (44,000)         (22,000)
   Dividend paid                                                          (7,405)          (7,348)         (14,793)
   Payment for purchase of treasury stock                                   (251)            (237)         (10,624)
   Other, net                                                               (434)            (471)            (563)
-------------------------------------------------------------------------------------------------------------------
         Net cash used in financing activities                           (16,906)         (49,795)         (56,439)
-------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS               2,057             (533)           1,200
-------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       9,192          (38,847)         (18,657)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                           203,039          186,857          203,039
ADJUSTMENT FOR CHANGE OF FISCAL PERIOD ON CONSOLIDATED
   SUBSIDIARIES                                                            2,475               --            2,475
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                               214,706          148,010          186,857
-------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   CASH PAID DURING THE PERIOD FOR-
     Interest                                                              2,793            2,850            5,402
     Income taxes                                                         20,891           20,958           40,803
===================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

According to the article 81 of the "Regulations Regarding Terms, Forms and Preparation of Interim Consolidated Financial Statements"(Ministry of Finance Ordinance No.24, 1999), the accompanying consolidated financial statements of Ricoh (Ricoh Company, Ltd. and its consolidated subsidiaries) have been prepared in conformity with accounting principles generally accepted in the United States of America. Significant accounting and reporting policies are summarized below:

The accompanying consolidated financial statements for the half years ended September 30, 2004, 2005 and for the year ended March 31, 2005 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with accounting principles generally accepted in the United States of America.

(A)  PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Ricoh. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20 to 50 percent ownership) are accounted for on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

The accounts of certain consolidated subsidiaries have been included on the basis of fiscal periods ended within three months prior to September 30.

Certain overseas subsidiaries of the company changed their fiscal year end from December 31 to March 31, at the beginning of fiscal 2005. As a result, retained earnings increased by Yen 777 million and other comprehensive income (loss) decreased by Yen 1,665 million.

(B)  REVENUE RECOGNITION

Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Generally, Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided,
(3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Most equipment sales require that Ricoh installs the product. As such, revenue is recognized at the time of delivery and installation at the customer location. Service revenues result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force

Issue 00-21("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables." Pursuant to EITF 00-21, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: (1) a delivered item has value to customers on a stand-alone basis, (2) there is objective and reliable evidence of fair value of an undelivered item, and (3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

(C)  FOREIGN CURRENCY TRANSLATION

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each end of the period, and income and expenses are translated at the average rates of exchange prevailing during each period. The resulting translation adjustments are included as a part of accumulated other comprehensive income (loss) in shareholders' investment.

All foreign currency transaction gains and losses are included in other income and expense in the period incurred.

(D)  CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase such as time deposits and short-term investment securities which are available-for sale at any time, present insignificant risk of changes in value due to being readily convertible into cash and have an original maturity of three months or less, such as money management funds and free financial funds.

(E)  DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 5, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes.

In accordance with SFAS No.133, Ricoh, when it enters into a derivative contract, makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is mark-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

(F)  ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts of which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances net of expected recovery from available collateral are charged-off against the allowances when collection is considered remote.

(G)  SECURITIES

Ricoh conforms with SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities" which requires all investments in debt and marketable equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. As of September 30, 2004, 2005 and March 31, 2005, all of Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Those available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

Individual securities classified as available-for-sale securities are reduced to fair market value by a charge to income for other than temporary declines in value. Factors considered in assessing whether an indication of other than temporary impairment exists with respect to available-for-sale securities include: length of time and extent of decline, financial condition and near term prospects of issuer and intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and are stated at cost.

(H)  INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(I)  PROPERTY, PLANT AND EQUIPMENT

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation, which currently accounts for approximately 35% of the consolidated depreciation expense. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Effective rates of depreciation for the half years ended September 30, 2004, 2005 and for the year ended March 31, 2005 are summarized below:

                       Half year             Half year                Year
                         ended                 ended                  ended
                     September 30,         September 30,            March 31,
                         2004                  2005                   2005
-------------------------------------------------------------------------------
Buildings                 4.1%                  4.3%                   8.5%
Machinery and
 equipment               23.1                  21.8                   43.8
-------------------------------------------------------------------------------

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(J)  GOODWILL AND OTHER INTANGIBLE ASSETS

Ricoh fully adopted the provision of SFAS No.141, "Business Combinations," and SFAS No.142, "Goodwill and Other Intangible Assets." SFAS No.141 requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No.142 eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No.142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No.144. Any acquired intangible asset determined to have an indefinite useful life is not amortized, but instead is tested for impairment based on its fair value until its life would be determined to no longer be indefinite.

(K)  PENSION AND RETIREMENT ALLOWANCES PLANS

The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions." Under SFAS No.87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses not yet recognized in the consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan's assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

(L)  INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(M)  RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(N)  SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income.

(O)  IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Long-lived assets and acquired intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or group of assets to the expected future undiscounted net cash flows of the asset or group of assets. If an asset or group of assets is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

(P)  EARNINGS PER SHARE

Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the period. The calculation of diluted net income per common share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

Ricoh has no dilutive securities outstanding as of September 30, 2004, 2005 and March 31, 2005 and therefore there is no difference between basic and diluted net income per share.

(Q)  NON-CASH TRANSACTIONS

The following non-cash transactions have been excluded from the consolidated statements of cash flows for the half years ended September 30, 2004, 2005 and for the year ended March 31, 2005:

                                                                      Millions of Yen
                                              --------------------------------------------------------------
                                                   Half year              Half year                Year
                                                    ended                  ended                   ended
                                                 September 30,          September 30,             March 31,
                                                     2004                   2005                    2005
------------------------------------------------------------------------------------------------------------
Capital lease obligations incurred                     479                   130                     865
Issuance of treasury stock in exchange for
    subsidiary's stock                                  --                   904                   2,545
------------------------------------------------------------------------------------------------------------

(R)  USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

The Company has identified four areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment on long-lived assets and goodwill, realizability of deferred tax assets and pension accounting.

(S)  RECLASSIFICATION TO PRIOR YEAR'S CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated balance sheet for the half year ended September 30, 2004 reflects the reclassification of finance receivables expected to be collected within one year from the balance sheet date, or the current portion, previously included in investments and other assets to current assets to conform with the presentation used for the half year ended September 30, 2005 and the year ended March 31, 2005. The effect of this reclassification was to increase total current assets by Yen 159,407 million from Yen 870,942 million to Yen 1,030,349 million at September 30, 2004. This reclassification had no effect on the consolidated statements of income and cash flows.

2.   SECURITIES

Marketable securities and investment securities as of September 30, 2004, 2005 and March 31, 2005 consist of the following:

                                                                                    Millions of Yen
                                                                  -------------------------------------------------
                                                                   September 30,    September 30,      March 31,
                                                                       2004             2005             2005
-------------------------------------------------------------------------------------------------------------------
Marketable securities:
   Available-for-sale securities                                        51,119              145              138
-------------------------------------------------------------------------------------------------------------------
Investment securities:
   Available-for-sale securities                                        13,799           25,896           24,205
   Non-marketable equity securities                                      7,047            6,419            6,949
-------------------------------------------------------------------------------------------------------------------
                                                                        20,846           32,315           31,154
-------------------------------------------------------------------------------------------------------------------

The current and noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of September 30, 2004, 2005 and March 31, 2005 are as follows:

                                                                   Millions of Yen
               --------------------------------------------------------------------------------------------------------------
                         September 30, 2004                 September 30, 2005                    March 31, 2005
               ------------------------------------ ------------------------------------ ------------------------------------
                         Gross      Gross                     Gross      Gross                    Gross      Gross
                      unrealized unrealized                unrealized unrealized                unrealized unrealized
                        holding    holding   Fair            holding    holding   Fair            holding    holding   Fair
                Cost     gains     losses    value   Cost     gains     losses    value   Cost    gains      losses    value
-----------------------------------------------------------------------------------------------------------------------------
Current:
  Corporate
   debt
   securities  51,137          2         21  51,118    144         --         --     144    137         --         --     137
  Other             1         --         --       1      1         --         --       1      1         --         --       1
-----------------------------------------------------------------------------------------------------------------------------
               51,138          2         21  51,119    145         --         --     145    138         --         --     138
-----------------------------------------------------------------------------------------------------------------------------
Non-current:
  Equity
   securities   5,088      7,047         52  12,083  6,920     12,041         37  18,924  7,479      9,021         49  16,451
  Corporate
   debt
   securities      --         --         --      --  6,000         30         --   6,030  6,000         45         --   6,045
  Other         1,309        407         --   1,716    684        258         --     942  1,229        480         --   1,709
-----------------------------------------------------------------------------------------------------------------------------
                6,397      7,454         52  13,799 13,604     12,329         37  25,896 14,708      9,546         49  24,205
-----------------------------------------------------------------------------------------------------------------------------

Other non-current securities mainly include investment trusts consisting of investment in marketable debt and equity securities.

The contractual maturities of debt securities classified as available-for-sale as of September 30, 2005, regardless of their balance sheet classification, are as follows:

                                                         Millions of Yen
                                               ---------------------------------
                                                      Cost          Fair value
--------------------------------------------------------------------------------
Due within one year                                     144              144
Due after one year through five years                 6,000            6,030
--------------------------------------------------------------------------------
                                                      6,144            6,174
--------------------------------------------------------------------------------

Proceeds from the sales of available-for-sale securities were Yen 62,788 million, Yen 118,120 million for the half year ended September 30, 2005 and for the year ended March 31, 2005, respectively. There were no significant proceeds from the sales of available-for-sale securities for the half year ended September 30, 2004.

There were no significant realized gains on sales of available-for-sale securities for the half years ended September 30, 2004, 2005 and for the year ended March 31, 2005. There were no significant realized losses on sales of available-for-sale securities for the half years ended September 30, 2004, 2005 and for the year ended March 31, 2005. There were no significant losses on securities for the half years ended September 30, 2004, 2005 and for the year ended March 31, 2005 charged to other expense for declines in market value of available-for-sale securities where the decline was determined to be other than temporary.

3.   PENSION BENEFIT COSTS

The Company and certain of its subsidiaries have various trusted contributory and noncontributory employees' pension fund plans covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination or retirement, or to pension payments. The Company and its subsidiaries are to contribute annually the amounts actuarially determined for future payments. The amounts of such payments are determined on the basis of length of service and remuneration at the time of termination. Assets of the plans are invested primarily in marketable equity securities and fixed-income securities.

The net periodic benefit costs of the pension plans for the half years ended September 30, 2004, 2005 and for the year ended March 31, 2005 consisted of the following components:

                                                           Millions of Yen
                                         -----------------------------------------------------------
                                              Half year             Half year               Year
                                               ended                 ended                  ended
                                            September 30,         September 30,           March 31,
                                                2004                  2005                   2005
----------------------------------------------------------------------------------------------------
Service cost                                      6,412                7,295                14,762
Interest cost                                     4,341                4,565                 9,218
Expected return on plan assets                   (2,804)              (3,282)               (6,571)
Net amortization                                    360                  664                 1,648
Settlement loss (benefit)                            --                   --                  (980)
----------------------------------------------------------------------------------------------------
Total net periodic pension cost                   8,309                9,242                18,077
====================================================================================================

4.   DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses in the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the half years ended September 30, 2004, 2005 and for the year ended March 31, 2005 as the critical terms of the interest rate swap match the terms of the hedged debt obligations.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the half years ended September 30, 2004, 2005 and for the year ended March 31 2005 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other (income) expenses during the next 12 months approximately Yen 74 million of the balance of accumulated other comprehensive income as of September 30, 2005.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses in the consolidated statement of income.

5.   CREDIT LINES

The Company and certain of its subsidiaries enter into the contracts with financial institutions regarding lines of credit and overdrawing, and hold the issuing programs of commercial paper and medium-term notes. The unused lines of credit amounted to Yen 665,833 million, Yen 689,993 million and Yen 725,185 million as of September 30, 2004, March 31, 2005 and September 30, 2005, respectively, of which Yen 332,672 million, Yen 347,637 million and Yen 398,049 million related to commercial paper and medium-term notes programs at prevailing interest rates.

6.   COMMITMENTS AND CONTINGENT LIABILITIES

Ricoh was contingently liable as guarantor for employees' housing loans amounted to Yen 216 million as of September 30, 2005.

As of September 30, 2005, the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

7.   SECURED LOAN AND COLLATERAL

Certain subsidiaries of the company provide their land, buildings and lease receivables to banks, insurance companies and other financial institutions as collateral. Secured loan are amounted to Yen 1,265 million, Yen 1,133 million and Yen 977 million as of September 30, 2004, March 31, 2005 and September 30, 2005, respectively, which are collateralized by land, buildings and lease receivables with a book value of Yen 3,352 million, Yen 3,312 million and Yen 3,276 million as of September 30, 2004, March 31, 2005 and September 30, 2005, respectively.

8.   DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(A) CASH AND CASH EQUIVALENTS, TIME DEPOSITS, TRADE RECEIVABLES, SHORT-TERM BORROWINGS, CURRENT MATURITIES OF LONG-TERM INDEBTEDNESS, TRADE PAYABLES AND ACCRUED EXPENSES

The carrying amounts approximate fair values because of the short maturities of these instruments.

(B)  MARKETABLE SECURITIES AND INVESTMENT SECURITIES

The fair value of the marketable securities and investment securities are principally based on quoted market price.

(C)  INSTALLMENT LOANS

The fair value of installment loans is based on the present value of future cash flows using the current rate for similar instruments of comparable maturity.

(D)  LONG-TERM INDEBTEDNESS

The fair value of each of the long-term indebtedness instruments is based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity.

(E)  INTEREST RATE SWAP AGREEMENTS

The fair value of interest rate swap agreements is estimated by obtaining quotes from brokers.

(F)  FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of foreign currency contracts and foreign currency options are estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of September 30, 2004, 2005 and March 31, 2005 is summarized as follows:

                                                                   Millions of Yen
                                  --------------------------------------------------------------------------------
                                     September 30, 2004         September 30, 2005            March 31, 2005
                                  -------------------------- -------------------------- --------------------------
                                    Carrying    Estimated      Carrying    Estimated      Carrying     Estimated
                                     Amount     Fair Value      Amount     Fair Value      Amount      Fair Value
------------------------------------------------------------------------------------------------------------------
Marketable securities and
   Investment securities               71,965       71,965        32,460       32,460        31,292        31,292
Installment loans                      51,031       51,176        52,103       52,202        50,131        50,292
Long-term indebtedness               (227,452)    (228,396)     (224,444)    (224,312)     (226,567)     (228,839)
Interest rate swap agreements, net      1,864        1,864         1,283        1,283         1,683         1,683
Foreign currency contracts, net           253          253          (917)        (917)          181           181
Foreign currency options, net            (332)        (332)           59           59          (813)         (813)
------------------------------------------------------------------------------------------------------------------

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

9.   SEGMENT INFORMATION

The operating segments presented below are the segments of Ricoh for which separate financial information is available and for which a measure of profit or loss is evaluated regularly by Ricoh's management in deciding how to allocate resources and in assessing performance. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies, as discussed in Note 1.

Ricoh's operating segments are comprised of Office Solution, including copiers and related supplies, communications and information systems, Industry, including thermal media and semiconductors, and Other, including optical discs and digital cameras.

Beginning from this financial period, our business segment is changed into three categories as mentioned above. It was previously represented as Office Equipment and Other. Under the 15th medium-term management plan, which has been started from the current fiscal period, we designated three certain areas for corporate growth such as "printing", "emerging market" and "industrial sector" in order to enhance our corporate competitiveness by creating new values for customers in respective area, and cost-effective corporate management. This segment change contemplates enhancing further sense of unity in defining the achievements of operating segments with corporate management.

The following tables present certain information regarding Ricoh's operating segments and operations by geographic areas for the half years ended September 30, 2004, 2005 and for the year ended March 31, 2005.

(A)  OPERATING SEGMENT INFORMATION

                                                                                  Millions of Yen
                                                               ----------------------------------------------------
                                                                     Half year        Half year          Year
                                                                       ended            ended            ended
                                                                   September 30,    September 30,      March 31,
                                                                        2004            2005             2005
-------------------------------------------------------------------------------------------------------------------
Sales-
    Office Solution Business                                             734,662          786,281        1,531,428
    Industry Business                                                     60,026           59,703          121,914
    Other Business                                                        82,581           78,280          163,272
    Intersegment transaction                                              (1,266)          (1,244)          (2,506)
-------------------------------------------------------------------------------------------------------------------
    Consolidated                                                         876,003          923,020        1,814,108
-------------------------------------------------------------------------------------------------------------------
Operating Expenses-
    Office Solution Business                                             650,741          695,849        1,335,059
    Industry Business                                                     59,245           59,874          121,872
    Other Business                                                        83,820           76,152          167,431
    Intersegment transaction                                              (1,268)          (1,279)          (2,475)
    Unallocated expense                                                   25,707           25,517           56,715
-------------------------------------------------------------------------------------------------------------------
    Consolidated                                                         818,245          856,113        1,678,602
-------------------------------------------------------------------------------------------------------------------
Operating Income-
    Office Solution Business                                              83,921           90,432          196,369
    Industry Business                                                        781             (171)              42
    Other Business                                                        (1,239)           2,128           (4,159)
    Elimination                                                                2               35              (31)
    Unallocated expense                                                  (25,707)         (25,517)         (56,715)
-------------------------------------------------------------------------------------------------------------------
    Consolidated                                                          57,758           66,907          135,506
-------------------------------------------------------------------------------------------------------------------
Other, net                                                                 2,306            2,500             (123)
-------------------------------------------------------------------------------------------------------------------
Income before Income Taxes, Minority
   Interests and Equity in Earnings of
   Affiliates                                                             60,064           69,407          135,383
===================================================================================================================

                                                                                  Millions of Yen
                                                               ----------------------------------------------------
                                                                     Half year        Half year          Year
                                                                      ended            ended             ended
                                                                   September 30,    September 30,      March 31,
                                                                        2004            2005             2005
-------------------------------------------------------------------------------------------------------------------
Total Assets-
    Office Solution Business                                           1,196,759        1,394,012        1,358,136
    Industry Business                                                     78,910           73,231           72,406
    Other Business                                                       130,783          115,397          125,278
    Elimination                                                           (9,185)          (7,536)         (10,174)
    Corporate assets                                                     480,188          373,483          408,023
-------------------------------------------------------------------------------------------------------------------
    Consolidated                                                       1,877,455        1,948,587        1,953,669
-------------------------------------------------------------------------------------------------------------------
Expenditures for segment assets-
    Office Solution Business                                              32,245           51,456           70,638
    Industry Business                                                      3,603            4,573            8,509
    Other Business                                                         1,240            1,455            3,451
    Corporate assets                                                       1,149              684            2,103
-------------------------------------------------------------------------------------------------------------------
    Consolidated                                                          38,237           58,168           84,701
-------------------------------------------------------------------------------------------------------------------
Depreciation-
    Office Solution Business                                              25,076           26,320           53,439
    Industry Business                                                      3,425            3,150            7,450
    Other Business                                                         1,169            1,104            2,635
    Corporate assets                                                       1,371              531            3,272
-------------------------------------------------------------------------------------------------------------------
    Consolidated                                                          31,041           31,105           66,796
===================================================================================================================

Unallocated expense represents expenses for corporate headquarters.

Intersegment sales are not separated by operating segment because they are immaterial.

Corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

(B)  GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers and long-lived assets for the half years ended September 30, 2004, 2005 and for the year ended March 31, 2005 are as follows:

                                                                                  Millions of Yen
                                                               ----------------------------------------------------
                                                                     Half year        Half year          Year
                                                                      ended            ended             ended
                                                                   September 30,    September 30,      March 31,
                                                                        2004            2005             2005
-------------------------------------------------------------------------------------------------------------------
Sales-
    Japan                                                                469,176          480,917          972,975
    The Americas                                                         161,330          183,915          325,597
    Europe                                                               192,987          201,399          408,906
    Other                                                                 52,510           56,789          106,630
-------------------------------------------------------------------------------------------------------------------
    Consolidated                                                         876,003          923,020        1,814,108
-------------------------------------------------------------------------------------------------------------------
Long-Lived Assets-
    Japan                                                                246,166          313,346          298,192
    The Americas                                                          64,964           69,318           65,634
    Europe                                                                30,728           36,636           34,844
    Other                                                                  9,934           11,635           10,539
-------------------------------------------------------------------------------------------------------------------
    Consolidated                                                         351,792          430,935          409,209
===================================================================================================================

Ricoh's long-lived assets consist property, plant and equipment, goodwill, other intangible assets and lease deposits and other.

(C)  ADDITIONAL INFORMATION

The following information shows net sales and operating income recognized by geographic origin for the half years ended September 30, 2004, 2005 and for the year ended March 31, 2005. In addition to the disclosure requirements under SFAS No.131, "Disclosure about Segments of an Enterprise and Related Information," Ricoh discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to.

                                                                                  Millions of Yen
                                                               ----------------------------------------------------
                                                                     Half year        Half year          Year
                                                                      ended            ended             ended
                                                                   September 30,    September 30,      March 31,
                                                                        2004            2005             2005
-------------------------------------------------------------------------------------------------------------------
Sales-
    Japan
       External customers                                                481,473          495,618          994,499
       Intersegment                                                      189,951          204,313          392,216
-------------------------------------------------------------------------------------------------------------------
           Total                                                         671,424          699,931        1,386,715
-------------------------------------------------------------------------------------------------------------------
    The Americas
       External customers                                                159,184          182,319          322,975
       Intersegment                                                        4,814            1,753            7,486
-------------------------------------------------------------------------------------------------------------------
           Total                                                         163,998          184,072          330,461
-------------------------------------------------------------------------------------------------------------------
    Europe
       External customers                                                193,941          199,569          412,333
       Intersegment                                                        1,789            2,446            3,310
-------------------------------------------------------------------------------------------------------------------
           Total                                                         195,730          202,015          415,643
-------------------------------------------------------------------------------------------------------------------
    Other
       External customers                                                 41,405           45,514           84,301
       Intersegment                                                       43,818           48,019           89,647
-------------------------------------------------------------------------------------------------------------------
           Total                                                          85,223           93,533          173,948
-------------------------------------------------------------------------------------------------------------------
    Elimination of intersegment sales                                   (240,372)        (256,531)        (492,659)
-------------------------------------------------------------------------------------------------------------------
    Consolidated                                                         876,003          923,020        1,814,108
-------------------------------------------------------------------------------------------------------------------
Operating Expenses-
    Japan                                                                631,732          652,681        1,298,640
    The Americas                                                         157,865          177,607          316,651
    Europe                                                               184,768          192,048          391,271
    Other                                                                 79,788           86,934          162,042
-------------------------------------------------------------------------------------------------------------------
    Elimination of intersegment sales                                   (235,908)        (253,157)        (490,002)
-------------------------------------------------------------------------------------------------------------------
    Consolidated                                                         818,245          856,113        1,678,602
-------------------------------------------------------------------------------------------------------------------
Operating Income-
    Japan                                                                 39,692           47,250           88,075
    The Americas                                                           6,133            6,465           13,810
    Europe                                                                10,962            9,967           24,372
    Other                                                                  5,435            6,599           11,906
-------------------------------------------------------------------------------------------------------------------
    Elimination of intersegment profit                                    (4,464)          (3,374)          (2,657)
-------------------------------------------------------------------------------------------------------------------
    Consolidated                                                          57,758           66,907          135,506
-------------------------------------------------------------------------------------------------------------------
Other, net                                                                 2,306            2,500             (123)
-------------------------------------------------------------------------------------------------------------------
Income before Income Taxes, Minority
   Interests and Equity in Earnings of
   Affiliates                                                             60,064           69,407          135,383
-------------------------------------------------------------------------------------------------------------------
Total Assets-
    Japan                                                              1,069,762        1,186,255        1,187,190
    The Americas                                                         205,198          235,714          206,979
    Europe                                                               206,108          226,006          228,568
    Other                                                                 60,406           73,123           66,319
    Elimination                                                         (144,207)        (145,994)        (143,410)
    Corporate assets                                                     480,188          373,483          408,023
-------------------------------------------------------------------------------------------------------------------
    Consolidated                                                       1,877,455        1,948,587        1,953,669
===================================================================================================================

Intersegment sales between geographic areas are made at cost plus profit. Operating income by geographic area is sales less expense related to the area's operating revenue.

No single customer accounted for 10% or more of the total revenues for the half years ended September 30, 2004, 2005 and for the year ended March 31, 2005.

10.  SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts were charged to selling, general and administrative expenses for the half years ended September 30, 2004, 2005 and for the year ended March 31, 2005:

                                                      Millions of Yen
                               ----------------------------------------------------------
                                       Half year            Half year           Year
                                         ended                 ended            ended
                                     September 30,         September 30,      March 31,
                                         2004                  2005              2005
-----------------------------------------------------------------------------------------
Research and development costs           53,413              54,962            110,478
Advertising costs                         8,007               7,802             16,442
Shipping and handling costs               6,783               7,354             14,043
-----------------------------------------------------------------------------------------